Golenbock Eiseman Assor Bell & Peskoe, LLP
437 Madison Avenue - 40th Floor
New York, New York 10022
Telephone - 212-907-7349
Fax - 212-754-0330

November 17, 2008

Via EDGAR

United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	John Reynolds, Assistant Director
David Link, Esq.
Jay Williamson, Esq.
Ethan Horowitz

Re:	Green China Resources, Inc.
Amendment No 3. to Registration Statement on Form S-4
File No. 333-151842
Shine Media Acquisition Corp.
Form 10K
File No. 000-52234
Filed March 31, 2008

Dear Sirs:

We have filed with this letter Amendment No. 3 to the Registration Statement on Form S-4 of Green China Resources, Inc., a British Virgin Islands company, and Shine Media Acquisition Corp., a Delaware company, which reflects the responses to the Staff comments made on the filing of Amendment No. 2 to the Registration Statement, by letter dated November 6, 2008. If you have any questions, please do not hesitate to call me at the numbers listed above.

Please let me know if you require any paper or courtesy copies of the Registration Statement. We have provided an electronic, redline filing of the Registration Statement. Please note that the Annexes and attached proxy card have not been redlined.

We respectfully request that the Staff review this filing on an expedited basis, to permit Shine Media Acquisition Corp. to provide its stockholders with the opportunity to vote on whether they approve the contemplated business combination. Because the BVI offices for filing the merger papers are closed on December 24, 2008, we need to have our meeting no later than December 22, 2008, so that we can prepare, file and obtain receipted copies of the merger papers on December 23, 2008. Since we need under Delaware law, a 20 day notice period at the minimum, that means we need to be distributing December 1, 2008 at the latest. Because the weekend before December 1, 2008, is Thanksgiving weekend, I believe we need to be effective by November 26, 2008, so that we can arrange printing and distribution on whatever days of Thanksgiving weekend we can find a printer open. Considering the cost of printing that weekend and the low availability of staff, it would be greatly appreciated if we could be effective earlier than November 26, 2008.

Please note that Shine Media is also including in this draft discussion about its willingness to repurchase up to $30,000,000 worth of the outstanding common stock of the holders of the shares sold in the initial public offering. Shine Media is still negotiating the loan from a third party to provide the funds to enable it to do the purchase. Shine Media is following the method used by Asia Automotive Acquisition Corp., earlier this year. We spoke about this several weeks ago.

Form 10-K

General

1.
We note that, throughout your document, you indicate that the board determined that the consideration being paid was “reasonable” and in the best interests of the stockholders. It is unclear whether reasonable as used in your disclosure is the same as fair which is a more common expression in this context. Please revise as appropriate.

Response:
We have edited the document to indicate the consideration is fair.

2.
We note statements throughout your Form S-4 indicating that you have revised your merger agreement. However the date of this revision has been left blank throughout your document and you have not filed executed copies of the amended merger agreement. Please note that we review, and frequently comment upon, amendments and related disclosures and will require sufficient time to do so. Accordingly, please file executed copies of your amended merger agreement with your next filing. Additionally, advise us why the revision of your merger agreement is not required to be disclosed in a Form 8-K filing.

Response:
We have filed the requested agreements. The terms of these agreements were still being worked on, principally the agreement with Merriman, which delayed their filing.

Questions and Answers About the Meeting, page 5

3.
We note your response to prior comment three from our letter dated September 26, 2008. However, we do not believe that the company has responded completely to that comment. Please revise to reference any potential earn-outs alongside the discussion of the total consideration being paid.

Response:
We have added the potential earn-out discussion to the consideration discussion.

4.
Your answer to “What is being voted on” indicates that the securities purchase agreement was amended in October, but contains a blank with respect to the precise date on which the amendment occurred. We were unable to locate any amendment to your securities purchase agreement in your annexes or exhibits - although we do note significant changes to the deal terms. Please revise to identify the specific date the securities purchase agreement was amended and file the agreement with your next amendment.

Response:
We have indicated the amendment date and filed the amendment.

Selected Historical Financial Information of Shine Media

Shine Media Historical Financial Information, page 22

5.
It appears that total current liabilities, common stock subject to possible redemption, and stockholders’ equity as of December 31, 2007 and common stock subject to possible redemption and stockholders’ equity as of June 30, 2008 are inconsistent with the corresponding amounts per the Shine Media balance sheets presented on F-82 and F-96. Please revise.

Response:
We have updated for 3rd Quarter filing and have made the amendments as such

Risk Factors

6.
We note your response to comment 23. Please revise to indicate the possible actions against the company in a separate risk factor with a clear risk factor heading. Also address any other potential actions against the company from the expansion of the business focus.

Response:
We have added a new risk factor about the potential liability to the company with a variety of actions listed. These actions are the common ones in a law suit of that nature.

Consideration of the Securities Purchase Transaction, page 43

7.
We note your response to our prior comment 26 and the calculation provided. Please revise the related disclosure to briefly explain how you calculated the enterprise value and also indicate, if true, that no adjustments were made for the liquidation preference or dividend rights associated with the Series C Preferred shares which were entitled to a 7% annual cumulative dividend. Also, indicate how these adjustments would likely impact the enterprise value.

Response:

Because the Series C Preferred shares were being cancelled initially by tender offer and now by reason of the holders participating in the transaction, the liquidation preference and dividend were not terms considered on a forward looking basis and would not impact the enterprise value.

8.
Please revise to disclose when the board approved the reduction in consideration to be paid in connection with the acquisition. Please clarify what additional materials, reports or presentations the board considered in making its decision.

Response:

The management discussed with China Greenscape the new terms during September, and approved the change of terms at the meeting on October 7, 2008. Documentation of the change in terms was delayed because of the National Day vacation and the absence of some of the legal counsel to advise the parties on the amendment and modification. The drafting of the terms of the legal agreement was completed as of November 7, 2008. A copy of that agreement is filed as an exhibit.

There were no new materials, reports or presentations considered by the board. The board had a meeting at which management orally reviewed the new terms and explained that the new terms were arrived at because of the issues affecting the United States market and the current market needs to present to Shine Media shareholders a purchase consideration that was improved than originally negotiated in April - May 2008 so as to encourage their approval of the transaction. The board generally considered the characteristics of China Greenscape that continued to recommend the transaction, such as the continued growth of the Chinese economy, the continued government program for environmental improvement, the backlog which had increased, and the long term nature of the contracts many of which are with governmental entities. The board did not identify any new negative factors concerning the value of China Greenscape when reviewing the S-4 discussion. Based on the above, the board believed that the value of China Greenscape continued as before, and because the Chinese economy was continuing to be a growth economy at the rate of 9%, the belief was that continuing investments in China should be attractive generally when compared to the aging economies such as in Europe and North America.

9.
Please revise the background discussion to provide more detail regarding the communications and negotiations, during September and October 2008, related to the change in consideration in the acquisition of China Greenscape. The disclosure should identify the participants and briefly summarize the substantive material negotiations that occurred.

Response:
The background discussion of the transaction has been expanded in accordance with the above comment.

Shine Media’s Reasons for the Stock Purchase and Recommendation of the Shine Media Board, page 53

10.
We note your revised disclosure and request additional information. First, please revise your disclosure to indicate whether it is standard fairness opinion practice to assume benefits associated with a deal when addressing the fairness of a transaction. Second, please revise to indicate the role that the availability of the trust proceeds played in your model.

Response:

The disclosure has been revised to indicate whether or not it is standard fairness opinion practice to assume the benefits of the deal. Please understand that the benefits you allude to are only the capital brought by Shine Media to the combined company. Operational benefits were not considered in the valuation of China Greenscape. This is discussed in the S-4.

Also, discussed is the role of the trust proceeds. Part of that discussion is a description of how one may arrive at a stand alone value of China Greenscape. That is achieved simply by subtracting the anticipated amount of cash capital that Shine Media will add to the combined entity from the valuation of the combined entity since there is no operational benefits taken into consideration.

11.
We note your response to our prior comment 28. We continue to believe that the comment is appropriate and we reissue it. We note your statement in your Form S-1 that “Our initial business combination must be with one or more operating businesses whose fair market value, collectively, is equal to at least 80 % of our net assets at the time of such acquisition.... We may acquire less than a 100% interest (but will not acquire less than a controlling interest) in one or more target businesses for our initial business combination, in which case the aggregate fair market value of the interest or interests we acquire must equal at least 80% of our net assets at the time of such acquisition. The fair market value of an interest in a target business will be calculated based on the fair market value of the business as a whole.” We also note your statement that “the board of Shine Media determined that the value of China Greenscape, at the consummation of the acquisition, will satisfy the 80% test as applicable to the company under its certificate of incorporation.” (emphasis added). It appears that the company’s valuation of China Greenscape in the 80% test has included the funds in the trust account and did not evaluate the target on a stand alone basis. Please provide a discussion as to why management deemed this appropriate and consistent with the Form S-1. We may have further comment.

Response:

We have discussed in the S-4 the ability to determine the stand alone value of China Greenscape because the combined valuation is merely the addition of the cash capital from the trust account. Because that number is determinable and there has been added discussion of the value of the target on a stand alone basis, we believe the S-1 disclosure of method has been satisfied.

12.
It is not clear to us how the company has concluded that it has satisfied the 80% test from its Form S-1. We note your statement that “the board of directors reviewed industry and financial data, including the opinion of JMP Securities LLC, and certain valuation analyses and metrics prepared by members of the board in order to determine that the value of China Greenscape was in excess of 80% of the net assets of Shine Media....” Please clarify the valuation analyses and metrics used by the members of the board to determine that the 80% test has been met.

Response:
The valuation analyses and metrics discussion has been modified.

13.
Your page 60 disclosure indicates that the underwriters’ deferred compensation has been reduced. Please advise us why this amount has been reduced, and indicate the nature of any discussions you have had with them, or any role that they are playing in your current transaction.

Response:
We have added discussion about the underwriters compensation reduction to indicate the discussions prompting it and the fact that they are playing no role in the current transaction.

14.
We note your page 60 disclosure that the board continues to believe that the financial [projections were] accurate of China Greenscape at the time of its preparation...and that there have not been any significant impairments to the fundamentals of the business...” Supplementally provide us with the basis for your belief that there have not been any significant impairments to the fundamentals of the business of China Greenscape. Please note that publicly available financial projections that no longer reflect management’s current view of future performance should be either updated or an explanation should be provided as to why the projections are no longer valid. Please advise or revise accordingly.

Response:

We have provided in the discussion of the change in consideration the board’s belief that there have not been any significant impairments to the fundamentals of the business of China Greenscape, so we have not provided that discussion here.

There have need no changes in the financial projections.

We wish to emphasize to the Staff that the board of directors believes that the value of China Greenscape continues to be the same as when it made its initial decision in May 2008. The changes that have taken place in the transaction consideration are adjustments occasioned by the turmoil in the United States economy and the desire of all the parties to make the transaction attractive to the public shareholders of Shine Media. Consequently, the change in consideration is to improve the position of the public stockholders of Shine Media in the post transaction company, and not because of a problem in the business of China Greenscape.

Satisfaction of 80% Test, page 60

15.
We note your statement that “the board of directors of Shine Media reaffirmed its determination that the value of China Greenscape, at the consummation of the acquisition, will continue to satisfy the 80% test as applicable to the company under its certificate of incorporation.” In light of the renegotiation of the transaction, address whether the JMP Securities LLP reconsidered whether the fair market value of the shares of China Greenscape being acquired was equal to at least 80% of the net tangible assets of Shine Media. Also address how the board of directors made the determination that China Greenscape satisfied the 80% test after the reduction in the consideration.

Response:
The disclosure has been modified to indicate how the board reached its decision about meeting the 80% test after the reduction in the consideration.

Opinion of JMP Securities LLC to the Shine Media Board of Directors, page 62

16.
In reviewing this section, we note that the results of certain analyses appear to have changed from the prior amendment. For example, on page 65, the implied company multiples based on EBIDTA now has a range of $135 million to $559 million. Previously the range was given as $115 million to $647 million. Please advise us why these figures have changed.

Response:

For the Comparable Company analysis, we calculated the implied enterprise values based on BOTH EBITDA and Net Income multiples 25th and 75th percentile multiples and applied that to Greenscape's operating stats in order to come up with a range. Under the SEC's guidance for more specific ranges, we separated the calculations: 1) Low & High EBITDA multiples times Greenscape's operating stats in order to calculate implied enterprise values and 2) Low & High P/E multiples times Greenscape's operating stats in order to calculate implied equity values. We made similar changes to the Precedent transaction analysis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Greenscape and JSZF, page 116

Results of Operations, page 122

17.
It appears that you have removed disclosure related to the results of operations analysis which was provided in your previous filing in response to prior comment 91 from our July 23, 2008 comment letter. For example, refer to your discussions of cost of revenues and selling, general, and administrative expenses for the six months ended June 30, 2008 per page 124 and for the year ended December 31, 2007 per page 127. Please provide a detailed discussion as to why these and other similar disclosures were removed or revise your filing to provide these disclosures.

Response:
We have revised our filing to provide these disclosures per Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Assuming Minimum Approval for the Sic Months Ended June 30,2 008, page 150

18.
It appears that the amount presented as common stock subject to possible redemption in your pro forma balance sheet assuming minimum approval of $7.8 million is inconsistent with the $8.1 million presented in footnote (1) and the corresponding line item per the June 30, 2008 balance sheet presented on F-96. Please revise or advise.

Response:
We have revised the disclosure.

19.
We note that pro forma entry three for the payment of the $1.0 million deferred underwriting fee is presented as a cash expenditure of $673,000 and a $362,000 adjustment to additional paid in capital. We also note the disclosure on page 60 of your filing which indicates that your management has considered reducing the amount due to your underwriters. Please clarify if this reduction in the payment of deferred underwriting fees is factually supportable in accordance with the guidance of Article 11 of Regulation S-X.

Response:
The pro forma amounts have been clarified.

Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2007

Assuming Minimum Approval, page 152

20.
As previously noted in prior comment 109 from our July 23, 2008 comment letter, it appears that adjustment one was provided to include the operations of JSZF from January 1, 2007 to June 26, 2007 in China Greenscape. This appears to be inconsistent with the disclosure on page 147 which states that the purchase of JSZF was not completed until June 27, 2007. Please revise to remove this adjustment consistent with your previous filing or tell us why you believe this adjustment is appropriate in the context of Article 11 of Regulation S-X.

Response:

We have made the amendment. For presentation of financial information for periods prior to the acquisition of JSZF by China Greenscape, we have presented such information on predecessor basis based on the financial information of JSZF.

Certain Relationships and Related Transactions, page 162

21.
As previously noted in prior comment 109 from our July 23, 2008 comment letter, it appears that adjustment one was provided to include the operations of JSZF from January 1, 2007 to June 26, 2007 in China Greenscape. This appears to be inconsistent with the disclosure on page 147 which states that the purchase of JSZF was not completed until June 27, 2007. Please revise to remove this adjustment consistent with your previous filing or tell us why you believe this adjustment is appropriate in the context of Article 11 of Regulation S-X.

Response:

We have revised to disclose the actual value of sales made to these related parties, in addition to the percentage. Mr. Lu Keping has no relationship with those companies that he was previously related to since January 1, 2008. Therefore those companies are not related companies even though Mr. Lu Keping will become a director if the transactions is consummated. We have briefly addressed the basic terms of the agreements.

China Greenscape Go. Ltd. Consolidated Financial Statements

General

22.	Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X.

Response:

The registration statement has been updated with the September 30, 2008 financial information of Shine Media. As discussed with Mr. Horowitz, the China Greenscape financial statements for the period ended June 30, 2008 are sufficient under the rules applicable to foreign private issuers, but the pro forma information will be updated through September 30, 2008 for both China Greenscape and Shine Media, which has been done.

For the Period from February 5, 2007 to December 31, 2007

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

(g) - Revenue Recognition, F-9

23.
We note your response to our prior comment 59 and the revised disclosure on F-2. Per your revised policy, it appears that amounts received under government subsidized environment projects are recorded as an offset against the related operating expense or fixed asset cost basis. However, this appears to be inconsistent with your disclosure on F-16. In addition, it appears that the government grants are still being presented in other income and no adjustments have been made to fixed assets or operating expenses. Please revise your financial statements accordingly and provide the disclosures required by paragraphs 25-26 of SAS 154 related to the correction of an error.

Response:

Government grants are recognized as other income, as an offset to costs of fixed assets or as an offset to operating expenses depending upon the nature of the particular grant. We have revised our disclosures with respect to the revenue recognition of governmental grants to clarify that the grants may be recognized in one of these three ways. The government grants presented in other income are general grants received by the Company due to its status. These grants are not related to neither government subsidized environment projects nor to operating expenses and thus are recognized as other income upon receipt. We do not believe that the revised disclosures in Footnotes 3 (g) and 11 (b) constitute an error in previously issued financial statements as defined in SFAS No. 154 Accounting Changes and Error Corrections.

Note 6 - Prepayments and Other Receivables, F-13

24.
We note your response to our prior comment 60 and the related revision to your filing. In order to provide additional information useful to an investor, please disclosure the nature of your relationship with Wholly Fast International Limited and the purpose of this loan.

Response:

We have revised to disclose the additional information per SEC staff’s comment as the followings:

On September 27, 2007, Greenscape lent $850,000 to Wholly Fast International Limited ("WFI") based on the signed loan agreement. The loan period is from September 27, 2007 to September 26, 2008, the maturity date, and the interest rate is fixed at 6.0% per annum. Within three days after the maturity date of September 26, 2008, WFI has to repay the principal plus the total interest due of $51,000 to Greenscape. Greenscape had no relationship with WFI, and there was no specific purpose for this loan except that Greenscape would earn interest that was higher than bank interest rate.

Note 15 - Convertible Preferred Shares, F-37

25.
We note your response to our prior comment 65 indicates that although the after-tax net operating profit target for fiscal year 2007 was met, Ms. Ng Sau Lai has agreed that her preferred shares will not be converted into common shares of China Greenscape if the merger agreement with Shine Media is consummated. Please tell us whether a formal agreement has been entered into with Ms. Ng Sau Lai and, if so, please provide us with a courtesy copy of this agreement.

Response:
An agreement letter was obtained from Ms Ng Sau Lai. We provide you herewith a copy of Ms Ng’s agreement letter.

"Our officers and directors are required to allocate only a portion of their time . . .," page 33
Shine Media Acquisition Corp. Financial Statements

For the Years Ended December 31, 2007 and 2006

Balance Sheet, F-82

26.
It appears that the balance presented as paid-in capital in excess of par of $30.9 million per the revised balance sheet is inconsistent with the corresponding amount per the revised statement of stockholders’ equity per F-86. Please revise.

Response:
We have made the amendment.

Statement of Stockholders’ Equity, F-86

27.
As it relates to your revisions in response to our prior comment 66 in which you revised your accounting for the common stock subject to redemption as a decrease to additional paid in capital and an increase in liabilities, please provide the disclosures required by paragraphs 25-26 of SFAS 154 related to the correction of an error.

Response:
The amended reports have been filed, in which is reflected revisions with respect to the above comment.

28.
The disclosure of $1,462,726 as the amount recorded for “common stock subject to possible redemption” related to the shares issued for the underwriter’s over-allotment appears to be inconsistent with the number of shares subject to possible conversion of 179,910 times the estimated conversion price of $5.84 as disclosed on page 42. Please clarify and advise.

Response:

The redemption amount of $1,462,726 is due to two factors: the over-allotment of underwriter’s option which resulted in an increase in the possible redemption amount of $1,041,679; and the increase from interest income from the Trust of $421,047.

Exchange Act Filings

29.	Please revise your Exchange Act filings, as necessary, to comply with the above comments and the comments issued in our previous letter.

Response:
The filings of the amended reports have been made, with updated financial information as required.

Form 8-K, filed September 8, 2008 by Shine Media Acquisition Corporation

30.
We note your response to our prior comment 78 and the revised disclosure in your document, particularly about lycoris radiata and Goafeng. However, it wasn’t clear to us where you addressed your options to acquire rights to an additional 25,000 acres. Please advise or revise.

Response:

We have added more specific language about the company desire for additional land, and the acreages. The disclosure was more general as there were never any draft or final agreements, only discussions for the potential acquisitions. Those discussions have been put into abeyance at the moment because of the credit markets and the overall question of the impact of the world economy on the internal economy of China and on the price of land in China.

Sincerely,

/s/	Andrew D. Hudders
Andrew D. Hudders

March 31, 2008

The board of China Greenscape Co., Limited.,

I am the holder of the Sub Series 2007 of both the Classes B and D Preferred Stock of China Greenscape Co., Limited ("China Greenscape"). These sub series are convertible into ordinary shares of China Greenscape, but the terms of the Memorandum and Articles of China Greenscape do not establish a date certain for the conversion. I therefore agree, that in anticipation of the proposed acquisition of China Greenscape by Shine Media Acquisition Corp., that the conversion of the Sub Series 2007 of each Class of B and D Preferred Stock shall be made at the termination of the proposed acquisition, subject to any other terms to which I may agree, including the surrender for cancellation of the sub series or the entire classes of preferred stock.

The execution of this agreement is on 31st day of March 2008.

Class B and Class D preferred Stock of Greenscape

Ng Sau Lai